So
3-22-04

VF 8-12-04

04003763

SI   OMMISSION
Washington D.C. 20549

OMB APPROVAL
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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2004
WASH. D.C. SECTION
158

SEC FILE NUMBER
~~8-50101~~

8-65784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING _____December 31, 2003_____
                                                                 MM/DD/YY   MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vulcan Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, Suite 963

                                                     (No. and Street)
San Francisco   **CA**   **94104**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Lettice   **(415) 433-9445**

                                                                           (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, Sixth Floor   San Francisco   CA   94105

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 24 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See
section 240.17a-5(e)(2).

SEC 1410 (6-02)   Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless this form displays a currently valid OMB control number.




OATH OR AFFIRMATION

I, **Alan Lettice**, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statements and supporting schedules pertain to the firm of **Vulcan Securities, LLC**, as of **December 31, 2003,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRINCIPAL
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VULCAN SECURITIES, LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2003

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of _CALIFORNIA_

County of _SAN FRANCISCO_

On _FEBRUARY 26, 2004_ before me, _PATRICIA JEAN COTLA NOTARY PUBLIC_,

Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared _ALAN LETTICE_,

Name(s) of Signer(s)

☐ personally known to me – **OR** – ☑ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

```
PATRICIA JEAN COTLA
Commission # 1411849
Notary Public - California
San Francisco County
My Comm. Expires Apr 18, 2007
```

WITNESS my hand and official seal.

Patricia Jean Cotla

Signature of Notary Public

────────────── **OPTIONAL** ──────────────

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _FINANCIAL STATEMENTS_

Document Date: _FEBRUARY 18, 2004_ Number of Pages: _19_

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____

☐ Individual
☐ Corporate Officer
 Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing:
_____

Signer's Name: _____

☐ Individual
☐ Corporate Officer
 Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing:
_____



Independent Auditors' Report

To the Members of
  Vulcan Securities, LLC

We have audited the accompanying statement of financial condition of Vulcan Securities, LLC as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vulcan Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy + Weiland LLP

San Francisco, California
February 18, 2004

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   www.hlwcpa.com

Vulcan Securities, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	84,262
Commissions receivable		44,812
	$	129,074

Liabilities and Members' Equity

Accounts payable and accrued liabilities	$	17,566
Members' equity		111,508
	$	129,074

See accompanying notes to financial statements

Vulcan Securities, LLC
Statement of Operations
For the Year Ended December 31, 2003

Revenues:

    Commissions $ 204,856

Expenses:

    General and administrative   95,300
    Professional services   22,709
    Rent   16,380

                                                  134,389

Net Income $ 70,467

Vulcan Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2003

Balance at December 31, 2002	$ 93,591
Contributions	25,000
Distributions	(77,550)
Net income	70,467
Balance at December 31, 2003	$ 111,508

Vulcan Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:

Net income	$ 70,467

Adjustments to reconcile net income to net cash
  provided by operating activities:

Increase in accounts receivable	(44,812)
Increase in accounts payable and accrued liabilities	17,566
Total adjustment	(27,246)
Net cash provided by operating activities	43,221

Cash flows from financing activities:

Capital contributions	25,000
Capital distributions	(77,550)
Net cash used in financing activities	(52,550)
Decrease in cash	(9,329)
Cash, beginning of year	93,591
Cash, end of year	$ 84,262

See accompanying notes to financial statements

1. Summary of Significant Accounting Policies

    Business

    Vulcan Securities, LLC (the Company), is a California limited liability company formed in 2002. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker/dealer and is a member of the National Association of Securities Dealers. The Company commenced operations as a broker/dealer on July 1, 2003.

    As a limited liability company, each member's liability is limited to amounts reflected in their respective member's account.

    Cash

    Cash consists of cash on deposit with a commercial bank and with a clearing organization which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on these cash balances.

    Revenue Recognition

    Commission revenue and related expenses arising from security transactions are recorded on a trade-date basis.

    Income Taxes

    No provision for federal or California income taxes has been made since the Company's income is allocated to individual members for inclusion in their respective income tax returns.

    Use of Estimates

    The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Vulcan Securities, LLC
Notes to Financial Statements
December 31, 2003

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $66,696, which was $61,696 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.263 to 1.

3. Lease Obligation

The Company leases its office facility under the terms of an operating lease that expires in 2005.

The future minimum lease payments are as follows:

Year Ending December 31,	
2004	$46,932
2005	47,640
	$94,572

Rent expense for the year ended December 31, 2003 was $16,380.

4. Settlement of Litigation

Included in general and administrative expenses in the accompanying statement of operations is a payment of $44,000 in settlement of a lawsuit brought by the former employer of the Company's principals related to their acquisition of clients of the former employer. The Company believes there is no further exposure related to this matter.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER:	Vulcan Securities, LLC	as of	December 31, 2003

1. Total ownership equity from Statement of Financial Condition...	$ 111,508	3480	
2. Deduct ownership equity not allowable for Net Capital..	(-)	3490	
3. Total ownership equity qualified for Net Capital..	111,508	3500	
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................	(-)	3520	
B. Other (deductions) or allowable credits (List)...	(-)	3525	
5. Total capital and allowable subordinated liabilities..	$ 111,508	3530	

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)..................................	$ 44,812	3540		
B. Secured demand note delinquency...	$	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges..................................	$	3600		
D. Other deductions and/or charges...	$	3610	(44,812)	3620

7. Other additions and/or allowable credits (List)..		3630	
8. Net capital before haircuts on securities positions..	$ 66,696	3640	

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments...	$	3660		
B. Subordinated securities borrowings...	$	3670		
C. Trading and investment securities:				
1. Exempted Securities...	$	3735		
2. Debt securities...	$	3733		
3. Options...	$	3730		
4. Other securities...	$	3734		
D. Undue Concentration...	$	3650		
E. Other (List)...		3736	66,696	3740

10. Net Capital..	$ 66,696	3750	

OMIT PENNIES

6a: Non-allowable assets

Commissions receivable	$ 44,812
	$ 44,812

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Vulcan Securities, LLC   as of   December 31, 2003

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)..		$ 1,171	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)................................		$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 5,000	3760
14. Excess net capital (line 10 less 13)..		$ 61,696	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)...		$ 64,939	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition..			$ 17,566	3790
17. Add:				
A. Drafts for immediate credit..	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited..	$	3810		
C. Other unrecorded amounts (List)...	$	3820	$	3830
19. Total Aggregate indebtedness...			$ 17,566	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)............................			26.34%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)............................			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits.......................................	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)................................	$	3880
24. Net capital requirement (greater of line 22 or 23)...	$	3760
25. Excess capital (line 10 or 24)...	$	3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000..	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Vulcan Securities, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2003

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Vulcan Securities, LLC
Information Relating to the Possession or
Control Requirements Under 15c3-3
December 31, 2003

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession and control provision of Rule 15c3-3.

Vulcan Securities, LLC
Reconciliations Pursuant To Rules 15c3-1 and 15c3-3
December 31, 2003

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 66,696	$ 17,566	26.34%
Computation per Schedule I	66,696	17,566	26.34%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.



To the Members of
  Vulcan Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Vulcan Securities, LLC, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   www.hlwcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Members, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
February 18, 2004